Exhibit 99.1

Final Transcript

The following is a transcript of an investor call that took place on November 4, 2016. This transcript was prepared by a third party and has not been independently verified by Seacoast Banking Corporation of Florida, and may contain errors.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Seacoast Banking Corporation of Florida (“Seacoast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement of GulfShore Bancshares, Inc. (“GulfShore”) and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed merger. A definitive proxy statement/prospectus will be mailed to shareholders of GulfShore. Investors and security holders of GulfShore are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast's internet website or by contacting Seacoast.

Seacoast, GulfShore, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Seacoast is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 7, 2016 and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements about future financial and operating results, cost savings, enhanced revenues, economic and seasonal conditions in our markets, and improvements to reported earnings that may be realized from cost controls and for integration of banks that we have acquired, or expect to acquire, as well as statements with respect to Seacoast's objectives, expectations and intentions and other statements that are not historical facts.  Actual results may differ materially from those set forth in the forward-looking statements.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

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You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “support,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “further,” “point to,” “project,” “could,” “intend” or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic and market conditions, including seasonality; governmental monetary and fiscal policies, as well as legislative, tax and regulatory changes; changes in accounting policies, rules and practices; the risks of changes in interest rates on the level and composition of deposits, loan demand, liquidity and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks, sensitivities and the shape of the yield curve; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market areas and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; and the failure of assumptions underlying the establishment of reserves for possible loan losses.  The risks relating to the proposed GulfShore merger include, without limitation: the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on issues related to the proposed merger; unexpected transaction costs, including the costs of integrating operations; the risks that the businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the potential failure to fully or timely realize expected revenues and revenue synergies, including as the result of revenues following the merger being lower than expected; the risk of deposit and customer attrition; any changes in deposit mix; unexpected operating and other costs, which may differ or change from expectations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers by competitors; as well as the difficulties and risks inherent with entering new markets.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 10-K for the year ended December 31, 2015, under “Special Cautionary Notice Regarding Forward-looking Statements” and “Risk Factors”, and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov.

→	Customer: Seacoast Banking Corporation
→	Call Title: Investor Conference Call
→	Confirmation Number: 43758915
→	Host: Dennis Hudson
→	Date: November 4, 2016
→	Time/Time Zone: 10:00 am Central Time

Confirmation Number: 43758915 November 4, 2016 at 10:00 am Central Time Page 3

SPEAKERS

Dennis Hudson – Chief Executive Officer

Joe Caballero – GulfShore Bank’s President and Chief Executive Officer

Steve Fowle – Chief Financial Officer

PRESENTATION

Operator: Welcome to the Investor Conference Call. My name is Danielle, and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Please note that this conference is being recorded.

I will now turn the call over to Dennis Hudson. Mr. Hudson, you may begin.

Dennis Hudson: Thank you very much, and welcome to this morning’s call. Before I begin, I’d like to direct your attention to the statement that’s always contained at the end of our press release regarding forward statements. During the call, we’ll be discussing certain issues that constitute forward-looking statements within the meaning of the Securities and Exchange Act, and accordingly our comments are intended to be covered within the meaning of Section 27A of the Act.

With me today is Steve Fowle, our Chief Financial Officer; Chuck Shaffer, who heads up our Community Banking Division; Chuck Cross, our Commercial Banking Executive; as well as Jeff Lee, our Chief Marketing and Analytics Officer. Also, with us today is Joe Caballero, GulfShore’s President and CEO, as well as Ed O’Carroll, GulfShore’s Executive Vice President and Chief Operating Officer. We’ll all be available to answer questions following the conclusion of our prepared remarks. We’ve also posted a slide deck on our website at Seacoastbanking.com, and in the section titled Investor of Services under Presentations, you’ll find the slide deck. We’ll be referring to certain slides during our call today.

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As you’ve seen in the press release issued this morning, announcing our acquisition of GulfShore Bank, we are very pleased to welcome the GulfShore folks into our bank. It’s a smaller, but accretive transaction. It’s also one that provides an important enhancement to our Florida franchise because it will enable us to enter a very important market, the attractive Tampa-St. Petersburg market.

For those of you who are not familiar with Florida, the Tampa-St. Pete region is Florida’s second largest MSA. It’s a dynamic metropolitan area with a population growth nearly three quarters greater than the national average, has a diverse base of employers, and the unemployment rate is below that we would find for the country as a whole. Perhaps, most important, Tampa-St. Pete is quite close to Orlando. Orlando is number three largest MSA, which is only 80 miles away along the I-4 corridor.

Seacoast is now a top ten bank, and the largest Florida-based bank in the rapidly growing Orlando MSA, and GulfShore Bank offers us a beachhead to extend our brand well into the Tampa-St. Pete market. Our status in Orlando is the result of the successful execution of our balanced growth strategy, which combines acquisitions as well as strong organic growth.

As we summarized on slide 8, after acquiring BankFirst in late 2014, we completed two additional acquisitions in that market of Floridian Financial and the BMO Harris Orlando banking franchise earlier this year. At the same time employing digitally enabled marketing, we’ve grown households, and deepened our relationships, with growth rates that are now in the high single digits. This is the playbook we’re going to follow as well with the GulfShore acquisition in Tampa-St. Pete.

GulfShore has a pristine balance sheet, a very similar loan mix to our loan mix, and a very strong management team with a culture and a set of business processes that are extremely similar and close and in parallel to our own. While GulfShore only has three branches, it gives us access to more than 2.7 million potential customers in the Tampa-St. Pete area. We see substantial opportunities to expand, not only our Accelerate small business loan platform, but also other service offerings as well, while continuing to serve GulfShore’s current clients through our digital products and services, our 24/7 call center, and of course, face-to-face service offerings.

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GulfShore also accelerates our growth plans trending more than three years and curtailing preliminary loses that we anticipated from a de novo entry into the Tampa market. Given our proven track record for completing acquisitions, and our blueprint for growing acquired households, this acquisition we believe has very low integration risk.

Finally, I just want to say how pleased we are to add Joe Caballero and Ed O’Carroll to our organization. Their impressive careers in community banking, and deep Tampa relationships make them excellent partners for our organization.

So, I’d like to turn it over to Joe, to see if he has a few words, Joe.

Joe Caballero: Thank you, Denny, and thank you to any of our Seacoast and GulfShore shareholders who may be listening to this call. Ed, our board and I are very excited that we have an opportunity to combine with Seacoast. Our goal, when we started GulfShore Bank, and built this out, was to bring a bank committed to local service, and having a strong moral and ethical compass to deal with our shareholders and our clients. We’re pleased we found a partner that shares our ability to perform well for them, as well as adhering to the highest standards and integrity. We look forward to continuing to serve our clients as part of the Seacoast family upon the close of this transaction, and are excited about the other the products and services they’re going to bring for us to give great service to our clients.

So, thank you, Denny, and I’ll turn it back to you.

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Dennis Hudson: Great. Thank you, Joe, and we sure look forward to having you and your team, join together with our team, sometime early next year.

If you’ll turn to slide 9, you’ll see how GulfShore strengthens the value of our Florida franchise. We are fast becoming Florida’s bank as we combine our status as a third generation homegrown community bank, our relevant locally resident brand and our digitally enabled ability to offer customers convenient mobile banking, as we continue to shift transactions into lower cost channels. GulfShore continues our line of accretive low-risk transaction that play to our strengths and our corporate capabilities, and position us pretty well, we think, as we continue to increase shareholder value.

Now, I’d like to turn the call over to Steve Fowle, our CFO, who will provide a little more color on the transaction. Steve.

Steve Fowle: Thanks, Denny. Slide 5 of our deck provides a good summary of the transaction. The $54.8 million purchase will be paid 85% in Seacoast stock, and 15% in cash, translates to slightly over 0.48 shares of Seacoast stock and $1.47 in cash for each GulfShore share. GulfShore shareholders will own approximately 6% of the combined company, and deal pricing translates to 1.46 times tangible book value.

As Denny mentioned, we’re enthusiastic about the partnership with GulfShore, and our significant step into the Tampa market. GulfShore is a $330 million company, with $250 million in loans and $280 million in deposits. GulfShore serves clients from three locations, as Denny mentioned, two in Tampa and one newly opened location in St. Petersburg. Not only is that a strong level of deposits per branch, but its mix reflects a core-funding base, 55% of deposits are transaction accounts.

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The loan portfolio is comparable to Seacoast reflecting strong CNI business and managed CRE exposure. The pro forma impact on Seacoast is shown on page 7, and indicates a good fit with next to no movement in Seacoast’s low commercial real estate concentration. Overall, GulfShore’s balance sheet reflects a relationship focused, rapidly growing banking organization.

Transaction metrics are also compelling. Page 11, shows details on these metrics. The deal provides EPS accretion from day one, excluding transaction costs. Factoring in these costs, we expect book value dilution of just a little bit over 1%, and our tangible book value earn-back is less than 3.5 years using a crossover method, and we calculate an internal rate of return of almost 20%.

The assumptions we’ve used for modeling were developed following detailed due diligence at GulfShore, which included review of more than 55% of credit exposure. We have identified cost savings of approximately 35% of GulfShore’s run-rate expense structure, and estimated transaction costs of approximately $5.8 million pre-tax.

Due diligence identified a loan mark of $3.5 million or 1.4% of total loans, and we estimate a core deposit intangible of 1.25%. Taken together, our assumptions yield goodwill of approximately $17 million. Our modeling, however, does not include any revenue synergies including additional opportunity from entry into the Tampa market. So, we believe these indicated results, while strong, are also conservative.

With that, I’ll turn the call back over to Denny.

Dennis Hudson: Thank you very much, Steve, and we’d be happy to take a few questions, operator.

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Operator: Thank you. We will now begin the question-and-session. [Operator instructions]. Standing by for questions. We do have our first question. Our first question comes from Bob Ramsey. Go ahead, Bob.

Bob Ramsey: Good morning. The first question is probably just a point of clarification, but is the $17 million of goodwill in addition to the core deposit intangible, or is that a total intangible number that’s inclusive of that?

Steve Fowle: That’s in addition to the CDI, Bob.

Bob Ramsey: Got it. Could you talk a little bit—I know you said, the cost savings target is about 35%, and it doesn’t look like there’s branch consolidation or reductions materially in management. What are the key areas where you’re looking to cut costs? Where does that 35% comes from?

Denny Hudson: Well, Bob, it’s going to be in some of the obvious impacts as there’s certain of their expenses that will no longer be needed, some of their corporate level non-personnel expenses, their board of directors, as well as some of their vendor contracts that get consolidated with ours. When we look at some of the personnel side of things, it’ll be in some of the certainly non-customer facing areas. But we think it’s a pretty conservative number, and one that is easily achievable, even without the need for branch consolidation.

Bob Ramsey: Okay, and thinking about the other side of that, how are you guys thinking about retention of key personnel? I guess, how have you incentivized the management team of GulfShore to sort of stay on board, and help you guys out here?

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Dennis Hudson: Well, I think, number one, the cultures of the organizations are very similar. We’ve been very impressed, and we’ve spent quite a bit of time with one another, and actually fairly deep in the organization. This is a high quality team that has tremendous market equity, and we certainly look forward to working with those guys. Having said that, in every acquisition we’ve done, we have been sensitive to the retention issue, and we certainly provide long-term incentive compensation in just about all of our plans that would have a very nice impact on folks here.

Also, there are many, if not most, of their employees are shareholders. So, they will become shareholders in the combined organization, and work with us as we roll forward. So, we’re happy and pleased with the tremendous value we’re getting as we combine the two groups of officers and employees. Really looking forward to it.

Bob Ramsey: Could you tell me a little bit about the evolution of the transaction? I’m just kind of curious, were you guys looking for partners in Tampa? Did they decide that they were looking to sell and exploring options? Was this a competitive process? How did things come together, and when did it all start?

Dennis Hudson: Well, I would first tell you that we have been, as part of our planning, looking at the Tampa market. So, we’ve certainly been involved in many of the transactions you’ve seen announced in this market, because of our interest there. We began moving about seven, eight months ago on a de novo plan to enter the market, much the same way we expanded in the Orlando area as we began hiring some commercial folks in that market a few years ago.

So, we actually have two great people that have joined us prior to this announcement, actually a few months ago, who are currently on staff in the Tampa market, and they’ll continue to play a nice role with us as we combine the organizations together. So, we’ve had the interest here. It’s, as you well know, a vibrant important market in the state of Florida, and one that we think really adds significant value to our franchise, as we increase our exposure to this great market.

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Bob Ramsey: Okay, specific to this transaction, when did discussion start, and who approached who, and was it competitive?

Dennis Hudson: We’ve known the management team over the last several years and gotten to know them better. But yes, it was a competitive situation.

Bob Ramsey: I guess maybe, you guys obviously have a couple big shareholders, one of which had observation rights on the board until recently. Was he on the board while this transaction was begin contemplated, and do you have any sense of, with your biggest shareholders, how they are looking at the deal?

Dennis Hudson: Yes, we certainly would have shared all of our thinking with Matthew as a board observer, as we talked over time about our strategy here, and so, the answer to your question is yes.

Bob Ramsey: Okay, great.

Dennis Hudson: I feel, it’s a real important addition, as I said, to our franchise. It’s a nice financial transaction, although it’s small. But I think the key here is the combined leadership teams, and the impact that can have on a market. We had, I would say, something very similar, when we did our first M&A transaction in Orlando, and it was instrumental in helping us continue to boost our organic growth rate around that acquisition and set us up for being able to compete more aggressively, I think, for some of the later things that we did in that market. So, it’s a great market.

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We love having exposure to South Florida, the Palm Beach-Fort Lauderdale market. We love the exposure we have today in Orlando. More than half of our loan production today is coming out of the Orlando market. It’s a key for us, and we look forward to doing something similar in the great Tampa market.

Bob Ramsey: Okay. Thank you.

Steve Fowle: Bob, where you talked about cost savings, we did base cost savings on what we think are appropriate here, but the real opportunity is in growing the franchise for the future.

Dennis Hudson: And kind of beating some of the earnings accretion that we think is locked into this at this point, which is fairly modest, primarily due to the relative size.

Bob Ramsey: Sure.

Dennis Hudson: And we’re looking at I think around $0.02, $0.03, $0.04 over the next couple of years of earnings accretion, including about $0.02 in the first year.

Bob Ramsey: Okay. Thank you very much.

Operator: And our next question comes from Christopher Marinac. Go ahead, Christopher, your line is open.

Christopher Marinac: Thanks. Good morning. Denny, Steve, I just wanted to ask a quick question on credit quality. Then I have another follow up. The C&I portfolio seems to have an elevated NPA, I didn’t know if that was a one-off issue. It probably is taken care of by the credit mark that you guys talked about in the slides, I was just curious if there was anything to read into that on C&I.

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Dennis Hudson: In terms of the acquired assets?

Christopher Marinac: Right, exactly.

Dennis Hudson: No, we’ve done extensive work on the portfolio, and we have no concerns at all.

Christopher Marinac: Okay. Got it. So, the mark covers that just like it would any transaction. Okay.

Dennis Hudson: Yes.

Christopher Marinac: And then, bigger picture, as you derived the cost savings form the transaction, how much of that is rethinking how they deliver products in addition to the ongoing momentum that you’ve been doing on the digital side? I’m just curious if that kind of adds x percentage points as you ended up coming up with a number, the 35 number, that we hear here.

Dennis Hudson: No, the client side of this organization here in Tampa is highly professional, and focused, I would say, on the same kinds of assets and loans that we like. There’s good alignment there so, I wouldn’t say that the technology part of what bring to the table has a huge impact on the cost outs. I think, it’s the more speculative, hopefully, positive impact it’s going to have going forward on the revenue side of things. And again, we have not built any of that into our modeling because it’s more speculative, although, we’re getting better at it, and it’s becoming more predictable for us.

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Christopher Marinac: Got it. Okay. Great. It seems to me that Tampa’s a market that has good, if not greater, organic opportunities for you, particularly given the large market share of the big banks. So, I’m just curious if you look at the organic growth as better there than Orlando.

Dennis Hudson: I think, it would be potentially better than Orlando, and the reason I say that is each of the Hillsborough County, Tampa and St. Petersburg markets, they are really two separate markets, and each of them are the size of or larger than the Orlando metro area. So, we’re entering into, and if you will, a metro area that is twice the size of Orlando, comprised of two somewhat discrete markets, and we’ll have exposure to both.

We really like the team that they have built over the last many years here in this market, folks that are really connected to the market, very similar to what we found with a great team that we combined with when we entered Orlando with the BankFirst acquisition. So, we’re looking to work with the team here to develop the playbook for this market, and we think it would be very similar to what we did in Orlando. And also, point out that there’s a nice alignment with the team around business process, credit process, and culture, which is so important, and frankly, we don’t see that a lot in many of the banks that we’ve looked at.

Christopher Marinac: Good. Thanks, Denny. I appreciate the color.

Dennis Hudson: Thanks, Chris.

Operator: And our next question comes from Jefferson Harrelson. Go ahead, Jefferson. Your line is now open.

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Jefferson Harralson: Hi. Thanks, guys. I wanted to ask kind of similar to Chris. If you look at the GulfShore loan book, they have a relatively large, relative to you guys’ construction book. Can you talk about what kind of projects are in that book, and is it commercial, residential, and what’s in there, and what’s going on with the projects?

Dennis Hudson: Yes. We looked at that pretty carefully. In fact, we looked at the entire portfolio, and more importantly, we looked at the construction, administration process and dug pretty deep into that, and were very pleased and satisfied with it. A lot of—not a lot, there were some residential exposures in there that are very clean, very solid. A number of them are residential loans to individuals, a small portfolio of some residential exposure all less speculative I would say to some of the smaller residential units. Comments, Joe?

Joe Caballero: Yes. In that portfolio, there is also owner-occupied construction that will be owner-occupied loans. This was our strategy that we’ve had in focusing on businesses in the market as well as, I think, Denny mentioned, some of the construction is not speculative to individual borrowers in that mid to high net worth range of building their personal residence in there. So, there are numerous loans of that make-up in our portfolio that ultimately will roll out into other categories when you look at our loan categories into the owner-occupied, and into the one or more family.

Dennis Hudson: When you combine it together, of course, with us, the construction still stays very, very low, 6%, something like that.

Jefferson Harralson: Also, kind of a follow up, also, kind of similar to Chris’s, if you think about the Tampa-St. Pete market, it’s a very large market, and you guys are already covered the way you want to be in Orlando, but what’s the right branch mix, or what’s the right retail, branch coverage of Tampa-St. Pete, given that you’re a relatively small bank attacking a relatively large market?

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Dennis Hudson: Well, that’s sort of not the right question, in that, as we look at the core focus here in commercial, and our experience in being able to deliver commercial activities without branches, we think is important. I’m also impressed that these guys have an average, with the branches they do have, they have an average branch size that is quite large, quite high. And it’s indicative of the way they’ve chosen to come to market. And the guys at GulfShore are really using a lot of the similar digital products to take the bank branch into the office of the customers that they’re dealing with here.

So, yes, I hear what you’re saying, there could be other branches over time, but we’re not going to lead by building branches. We’re going to lead by growing the balance sheet here, and the customer base and the customer accounts. And then as we need to think about other offices and locations, we might add them, but we’ve been very successful in the other markets expanding in a non-branch centric way. Not to downplay the importance of branches, I think, they have a role as we go forward, but it’s just one element in an integrated distribution system that all of which has to be carefully managed and fed and held accountable for growth.

Jefferson Harralson: Just thinking about that another way, are there hires that you think you need to do in Tampa-St. Pete? Are you now going to be on a looking for commercial officers to add to the team?

Dennis Hudson: Yes. I think over time, we definitely would want to expand the size of the team. Already, just putting the two organizations together, we have a larger team, and we’re really counting on over time, that happening. We have built a growth plan that pays for itself in this market. So, we’re not looking to make silly investments that really have a drag or a negative impact. We think as we carefully lay out that plan together, we’re going to see further growth, not unlike what we’ve been able to achieve, for example in the metro Orlando area, or to a great degree in south Florida.

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Jefferson Harralson: Okay. Thanks, guys.

Dennis Hudson: Thanks, Jefferson.

Operator: And our next question comes from Michael Saltower. Go ahead, Michael.

Michael Saltower: How big does the bank have to be to be maximum profitable?

Dennis Hudson: I think, Michael, we’re getting there. Our run-rate right now is getting to a 1%. We’re now earning pretty consistently we think as we look ahead over 12% on tangible equity. We think, there’s more that we can create, if we do this right.

And it’s a good question. As we roll out our Q4 results in January, and even into February, we’re going to be talking more about our near term and medium term goals that we’ll be focused on. We think there’s a lot more upside as we continue to consolidate, and drive organic growth in some of the best markets in the state. So, we think there’s some runway there that’ll enable us to create a lot of value over the next two to three years, and we’re continuing to focus on that.

Michael Saltower: Well, I think you have created a lot of value. I think that you have shown a tremendous amount of foresight in your use of technology for a bank of the size that you were when you started doing that. And I think that Florida is a terrific place to do business.

It’s also a cyclical place to do business. And when I read the report, I was happy that you were going into a new market, but when you talk about the comment about adding to the value of a franchise, some aspect to that is only the proof of the pudding is in the eating. And it’s a combination of improved operating metrics, which is what you talked about, and also, what you can realize for a new investment. And just from an investor’s perspective, and I’ve been with you for a long time, we look at and expect both things.

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Dennis Hudson: Yes. Yes. I hear you.

Michael Saltower: Thank you.

Dennis Hudson: And I expect the same as well, and I take your point.

Steve Fowle: And to that point, we really did a lot of modeling on this. We see that there’s an IRR of nearly 20%, which is additive to what we are. We see an opportunity to do even more than what we modeled based on the size of the market, the way we’re approaching the market, and the way we’ve approached markets like Orlando.

Michael Saltower: Well, thanks for doing a great job. My father, when I came to work, told me not to do any IRRs.

Dennis Hudson: All right. But you’re absolutely right, it’s all about execution. And again, we’re very excited about the team here. It’s a very high quality team in our judgment, and we’re expecting to do great things together. Again, it’s all around execution.

Michael Saltower: Thanks, again.

Dennis Hudson: To kind of follow up on that question, some of the McKinsey studies that we read and talk about suggest as this distribution equation begins to get refined in the next few years, we’ll see expectations that our bank is able to earn much higher returns on capital, and that’s what we’re planning to do.

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Operator: I’m showing no further questions at this time.

Dennis Hudson: Great. Well, thank you very much for attending today. We look forward to talking with you more in January as we release our fourth quarter earnings. Thank you.

Operator: Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now disconnect.